**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)      **March 30, 2009**

**LEGG MASON, INC.**

(Exact name of registrant as specified in its charter)

| **Maryland** | **1-8529** | **52-1200960** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File No.) | (IRS Employer Identification No.) |
| **100 Light Street, Baltimore, Maryland** | | **21202** |
| (Address of principal executive offices) | | (Zip Code) |

Registrant's telephone number, including area code:      **(410) 539-0000**

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

| **Item 1.01** | **Entry into a Material Definitive Agreement.** |

On March 30, 2009, the Company, as Borrower; Citibank, N.A., as Administrative Agent ("Citibank"); and the other banks party thereto (together with Citibank, the "Lenders"), entered into Amendment No. 6 ("Amendment No. 6") to the unsecured 5-Year Revolving Credit Agreement dated October 14, 2005, as amended (the "Credit Agreement") among the Company, Citibank and the other banks party thereto. Amendment No. 6 (a) increases the exclusion from Consolidated EBITDA, for purposes of calculation of the financial covenants, of cash charges realized in connection with securities issued by structured investment vehicles and other similar conduits ("SIVs") from $2.75 billion to $3 billion, (b) revises the maximum leverage ratio covenant into a net debt leverage ratio (reducing the outstanding debt for purposes of the covenant by the Company's available cash in excess of the greater of working capital and $500 million) that is applied daily, (c) reduces the maximum commitment thereunder from $1 billion to $500 million and reduces the letter of credit sublimit thereunder from $150 million to $75 million and (d) provides for a $250 million prepayment of outstanding borrowings. In addition, on March 30, 2009 the Company and the Lenders, entered into Amendment No. 5 ("Amendment No. 5" and, together with Amendment No. 6, the "March 30 Amendments") to the Term Loan Agreement dated October 14, 2005, as amended (the "Term Loan") among the Company and the other banks party thereto. Amendment No. 5 correspondingly (a) increases the exclusion from Consolidated EBITDA, for purposes of calculation of the financial covenants, of cash charges realized in connection with SIVs from $2.75 billion to $3 billion and (b) revises the maximum leverage ratio covenant into a net debt leverage ratio that is applied daily. The Company paid a fee to the Lenders for the March 30 Amendments.

The foregoing description of the March 30 Amendments does not purport to be complete and is qualified in its entirety by reference to the March 30 Amendments, which are filed as exhibits hereto and incorporated herein by reference.

| **Item 8.01** | **Other Events.** |

On March 31, 2009 the Company sold to a third party the entire $299 million in face amount of securities issued by SIVs that it owns. Attached hereto as Exhibit 99 and incorporated herein by reference is a press release discussing the March 30 Amendments and the sale of the securities.

**Item 9.01**          **Financial Statements and Exhibits.**

    **(d)**    **Exhibits**

| Exhibit No. | Subject Matter |
|---|---|
| 10.1 | 5-Year Revolving Credit Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005) |
| 10.2 | Amendment No. 1 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008) |
| 10.3 | Amendment No. 2 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008) |
| 10.4 | Amendment No. 3 to the 5-Year Revolving Credit Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008) |
| 10.5 | Amendment No. 4 to the 5-Year Revolving Credit Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008) |
| 10.6 | Amendment No. 5 to the 5-Year Revolving Credit Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on November 21, 2008) |
| 10.7 | Amendment No. 6 to the 5-Year Revolving Credit Agreement, dated as of March 30, 2009, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith |

| 10.8 | Term Loan Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005) |
|---|---|
| 10.9 | Amendment No. 1 to the Term Loan Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008) |
| 10.10 | Amendment No. 2 to the Term Loan Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008) |
| 10.11 | Amendment No. 3 to the Term Loan Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008) |
| 10.12 | Amendment No. 4 to the Term Loan Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on November 21, 2008) |
| 10.13 | Amendment No. 5 to the Term Loan Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith |
| 99 | Press release of Legg Mason, Inc. dated April 1, 2009, filed herewith |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**LEGG MASON, INC.**
(Registrant)

Date: April 1, 2009       By:   /s/ Thomas P. Lemke

Thomas P. Lemke
Senior Vice President and General
Counsel

**LEGG MASON, INC.**
**EXHIBIT INDEX**

**Exhibit No.**    **Subject Matter**

10.1    5-Year Revolving Credit Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005)

10.2    Amendment No. 1 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)

10.3    Amendment No. 2 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)

10.4    Amendment No. 3 to the 5-Year Revolving Credit Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)

10.5    Amendment No. 4 to the 5-Year Revolving Credit Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)

10.6    Amendment No. 5 to the 5-Year Revolving Credit Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on November 21, 2008)

10.7    Amendment No. 6 to the 5-Year Revolving Credit Agreement, dated as of March 30, 2009, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith

10.8    Term Loan Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005)

10.9    Amendment No. 1 to the Term Loan Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)

| 10.10 | Amendment No. 2 to the Term Loan Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008) |
|---|---|
| 10.11 | Amendment No. 3 to the Term Loan Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008) |
| 10.12 | Amendment No. 4 to the Term Loan Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on November 21, 2008) |
| 10.13 | Amendment No. 5 to the Term Loan Agreement, dated as of March 30, 2009, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith |
| 99 | Press release of Legg Mason, Inc. dated April 1, 2009, filed herewith |